                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4 )


                             P.H.Glatfelter Company
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   377316 10 4
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

               Howard I. Verbofsky, General Counsel, PNC Advisors
                         PNC Bank, National Association
            1600 Market Street, Philadelphia, PA 19103 (215-585-6814)
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 18, 2002
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 377316 10 4

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS.

         P.H. Glatfelter Family Shareholders' Voting Trust established pursuant to an Agreement dated as of July 1, 1993.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)
         (b)      X
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                00

--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)     [X]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                       Pennsylvania

--------------------------------------------------------------------------------
                  7.       SOLE VOTING POWER                        12,504,403
Number
                  --------------------------------------------------------------
of Shares         8.       SHARED VOTING POWER                      0
Beneficially
                  --------------------------------------------------------------
Owned             9.       SOLE DISPOSITIVE POWER                   0
by Each
                  --------------------------------------------------------------
Reporting         10.      SHARED DISPOSITIVE POWER                 0
Person With
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12, 504,403
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.9%
--------------------------------------------------------------------------------
14.      TYPE OF RECORDING PERSON

CUSIP NO. 377316 10 4

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS.

         Voting Trustee of P.H. Glatfelter Family Shareholders' Voting Trust established pursuant to an Agreement dated as of July 1, 1993.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)
         (b)      X
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                00

--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)     [X]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                       Pennsylvania

--------------------------------------------------------------------------------
                  7.       SOLE VOTING POWER                        12,504,403
Number
                  --------------------------------------------------------------
of Shares         8.       SHARED VOTING POWER                      0
Beneficially
                  --------------------------------------------------------------
Owned             9.       SOLE DISPOSITIVE POWER                   0
by Each
                  --------------------------------------------------------------
Reporting         10.      SHARED DISPOSITIVE POWER                 0
Person With
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12, 504,403
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.9%
--------------------------------------------------------------------------------
14.      TYPE OF RECORDING PERSON

         00





         This Amendment No. 4 dated August 13, 2002, amends the Schedule 13D, dated July 1, 1993 and filed on July 2, 1993 (File No. 5-12158) by the P. H.Glatfelter Family Shareholders' Voting Trust established pursuant to an Agreement, dated as of July 1, 1993, and the trustees of the P. H.

Glatfelter Family Shareholders' Voting Trust (the "Initial 13D"), as amended by Amendment No. 1, dated and filed June 8, 1999; Amendment No. 2, dated and filed July 10, 2000; and Amendment No. 3, dated and filed September 13, 2001.

         ITEM 1. SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of P.H.Glatfelter Company, a Pennsylvania corporation (the "Company"), which has its principal executive offices at 96 South George Street, Suite 500, York, Pennsylvania 17401.

         This statement is being filed by the P. H. Glatfelter Family Shareholders' Voting Trust (the "Voting Trust") and its body of trustees (the "Voting Trustee"). The Voting Trust was established pursuant to an Agreement, dated as of July 1, 1993 (the "Trust Agreement"), a copy of which was filed as an exhibit to the Initial 13D. Pursuant to the Trust Agreement, PNC Bank, National Association, as trustee or co-trustee of fiduciary trusts (the "Fiduciary Trusts"), together with any co-trustees thereof, has ceded to the Voting Trustee voting power over the shares of Common Stock held of record by the Fiduciary Trusts. There are currently 85 Fiduciary Trusts.

         The Fiduciary Trusts include many of the fiduciary trusts that have been established by and for the benefit of the lineal descendants by birth of Philip H. Glatfelter or spouses of such descendants (the "Family Members"). The Family Members who are settlers or beneficiaries of the Fiduciary Trusts are divided into five lineal groups (the "Groups") for the purpose of selecting those persons who constitute the Voting Trustee. (Sections 1 and 6 of Trust Agreement.)

         The Voting Trustee has sole voting power over the shares of Common Stock and any other voting securities that may be held in the Voting Trust from time to time (the "Trust Shares"). (Sections 2 and 10 of Trust Agreement.)


         ITEM 2. IDENTITY AND BACKGROUND

         The persons who presently constitute the Voting Trustee are: PNC Bank, National Association (the "Bank Constituent"), and the following five Family Members, each of whom represents a Group (each a "Group Constituent" and, together with the Bank Constituent, the "Constituents").

         ITEMS 2 (a) - (c) AND (f). The names, residence or business addresses and principal occupations (including the addresses of any employers not otherwise provided) of the Group Constituents are set forth below:

                            Residence or
Names                       Business Addresses            Principal Occupations
-----                       ------------------            ---------------------
Katherine G. Costello       195 Saddle Hill Road          Homemaker
                            Spring Grove, PA 17362

William M. Eyster, II       2002 Rosewood Lane            Retired
                            York, PA 17401

Elizabeth Glatfelter        9161 Greentree Road           Homemaker
                            Philadelphia, PA 19118

Irene G. Fegley             73 Lake Road                  Homemaker
                            Manhasset, NY 11030

Susan M.G. Wilson           6569 Koop Road
                            Spring Grove, PA 17362        Homemaker

         Katherine G. Costello was elected as a Group Constituent on April 5, 1996 and replaced William L. Glatfelter III, who resigned on March 20, 1996. William M. Eyster, II is one of the initial Group Constituents named in the Trust Agreement. Elizabeth Glatfelter was elected as a Group Constituent on January 19, 1999 and replaced Patricia G. Foulkrod, whose term expired on December 31, 1998. Irene G. Fegley was elected as a Group Constituent on January 30, 2001 and replaced H. Clinton Vaughan, whose term expired on December 31, 2000. Susan M. G. Wilson was elected as a Group Constituent on June 5, 2000 and replaced Philip H. Glatfelter IV, who resigned by letter dated May 10, 2000.

         The Bank Constituent is a national banking association, with community banking offices in Pennsylvania, Florida, New Jersey, Kentucky, Ohio and Indiana, which provides retail banking, corporate banking and investment management and trust. The business address of the Bank Constituent is 1600 Market Street, Philadelphia, PA 19103, Attn: Howard I.Verbofsky, General Counsel, PNC Advisors.

         Each of the Group Constituents is a United States citizen. The Bank Constituent is a wholly-owned, second-tier subsidiary of The PNC Financial Services Group, Inc., a Pennsylvania corporation.(1)


-------------
(1) A first-tier subsidiary of The PNC Financial Services Group, Inc., PNC Bancorp, Inc., a Delaware corporation, is the direct parent corporation of PNC Bank, National Association.

         The names and positions of the executive officers of PNC Bank, National Association are set forth below:

Names                      Positions
-----                      ---------
James E. Rohr              Chairman and Chief Executive Officer

Joseph C. Guyaux   *       President

Walter E. Gregg, Jr.       Vice Chairman


Thomas K. Whiford          Group Executive, Executive Vice President
                           and Chief Risk Officer

John J. Wixted, Jr. *      Senior Vice President and Chief Regulatory Officer

Robert L. Haunschild       Senior Vice President and Chief Financial Officer

Michael J. Hannon          Senior Vice President Chief Credit Policy Officer

Helen P. Pudlin            Senior Vice President and General Counsel

Samuel R. Patterson        Controller

Timothy G. Shack           Group Executive, Executive Vice President and Chief
                           Information Officer

         The principal occupation of each of the foregoing executive officers of PNC Bank, National Association is officer of PNC Bank, National Association or officer of The PNC Financial Services Group, Inc. The business address of each such executive officer is c/o The PNC Financial Services Group, Inc., One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707, and each such executive officer is a United States citizen.


-------------
* Pending regulatory approval.

The names, business addresses and principal occupations of the directors of PNC Bank, National Association are set forth below:

Names                      Business Addresses                          Positions
-----                      ------------------                          ---------
Paul W. Chellgren          Ashland Inc.                                Chairman and Chief
                           P.O. Box 391                                Executive Officer
                           Covington, KY 41012-0391

Robert N. Clay             Clay Holding Company                        Chairman and Chief
                           Three Chimneys Farm                         Executive Officer
                           P.O. Box 114
                           Midway, KY 40347

George A. Davidson, Jr.    Dominion Resources, Inc.                    Retired Chairman
                           Dominion Tower
                           625 Liberty Avenue, 21st Floor
                           Pittsburgh, PA 15222-3199

Walter E. Gregg, Jr.       The PNC Financial Services Group, Inc.      Vice Chairman
                           One PNC Plaza, 30th Floor
                           249 Fifth Avenue
                           Pittsburgh, PA 15222-2707

Joseph C. Guyaux *         The PNC Financial Services Group, Inc.      President
                           One PNC Plaza, 30th Floor
                           249 Fifth Avenue
                           Pittsburgh, PA 15222-2707

William R. Johnson         H. J. Heinz Company                         Chairman, President
                           World Headquarters                          and Chief Executive
                           P.O. Box 57                                 Officer
                           Pittsburgh, PA 15230-0057

Bruce C. Lindsay           Brind-Lindsay & Co., Inc.                   Chairman and
                           1926 Arch Street                            Managing Director
                           Philadelphia, PA 19103-1444

Thomas H. O'Brien          The PNC Financial Services Group, Inc.      Retired Chairman
                           One PNC Plaza, 2nd Floor
                           249 Fifth Avenue
                           Pittsburgh, PA 15222-2707


-------------
* Pending regulatory approval.

Jane G. Pepper             Pennsylvania Horticultural Society          President
                           100 N. 20th Street - 5th Floor
                           Philadelphia, PA 19103-1495


James E. Rohr              The PNC Financial Services Group, Inc.      Chairman and Chief
                           One PNC Plaza, 30th Floor                   Executive Officer
                           249 Fifth Avenue
                           Pittsburgh, PA 15222-2707

Lorene K. Steffes          International Business Machines Corp.       General Manager,
                           Office 1S-501                               Global Industry -
                           1133 Westchester Avenue                     International Business
                           White Plains, NY 10604                      Machines Corporation

Dennis F. Strigl           Verizon Wireless, Inc.                      President and Chief
                           180 Washington Valley Road                  Executive Officer
                           Bedminster, NJ 07921

Thomas J. Usher            United States Steel Corporation             Chairman, Chief
                           61st Floor                                  Executive Officer and
                           600 Grant Street                            President
                           Pittsburgh, PA 15219-2800

Milton A. Washington       AHRCO                                       President and Chief
                           5604 Baum Boulevard                         Executive Officer
                           Pittsburgh, PA 15206

Helge H. Wehmeier          Bayer Corporation                           Vice Chairman
                           100 Bayer Road, Building 4
                           Pittsburgh, PA 15205-9741

         Each of the foregoing directors is a United States citizen with the exception of Mr. Wehmeier. He is a citizen of Germany. Mr. Wehmeier serves as a director of PNC Bank, National Association pursuant to a waiver of the citizenship requirement granted by the Office of the Comptroller of the Currency.

         The PNC Financial Services Group, Inc. is the ultimate parent corporation of the Bank Constituent. The PNC Financial Services Group, Inc. is one of the largest diversified financial services organizations in the United States. Its major businesses include Regional Community Banking, Corporate Banking, Private Banking, Secured Lending, Asset Management and Mutual Fund Servicing. The principal business address of The PNC Financial Services Group, Inc. is One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707.

         The names and positions with The PNC Financial Services Group, Inc. of the executive officers of The PNC Financial Services Group, Inc. are set forth below:(2)

Names                      Positions
-----                      ---------
James E. Rohr              Chairman and Chief Executive Officer

Joseph C. Guyaux  *        President

Walter E. Gregg, Jr.       Vice Chairman

Thomas K. Whitford         Group Executive, Executive Vice President and Chief
                           Risk Officer

John J. Wixted, Jr.  *     Senior Vice President and Chief Regulatory Officer

Robert L. Haunschild       Senior Vice President and Chief Financial Officer

Michael J. Hannon          Senior Vice President and Chief Credit Policy Officer

Helen P. Pudlin            Senior Vice President and General Counsel

Samuel R. Patterson        Controller

Timothy G. Shack           Group Executive, Executive Vice President and Chief
                           Information Officer

         The principal occupation of each of the foregoing executive officers of The PNC Financial Services Group, Inc. is officer of The PNC Financial Services Group, Inc. or officer of PNC Bank, National Association. The business address of each such executive officer is c/o The PNC Financial Services Group, Inc., One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707, and each such executive officer is a United States citizen.


-------------
* Pending regulatory approval

(2) Mr. Rohr is the President of PNC Bancorp, Inc. Mr. Rohr is an executive officer and director of each of The PNC Financial Services Group, Inc. and PNC Bank, National Association. The required information with respect to Mr. Rohr is provided elsewhere in this Item 2. Calvert A. Morgan, Jr. is the Chairman of PNC Bancorp, Inc. and Maria C. Schaffer serves as Controller and Treasurer of PNC Bancorp, Inc. The required information with respect to Mr. Morgan and Ms. Schaffer is provided in footnote 3 to this Item 2.

         The names, business addresses and principal occupations of the directors of The PNC Financial Services Group, Inc. are set forth below:(3)

Names                      Business Addresses                          Principal Occupations
-----                      ------------------                          ---------------------
Paul W. Chellgren          Ashland Inc.                                Chairman and Chief
                           P.O. Box 391                                Executive Officer
                           Covington, KY 41012-0391

Robert N. Clay             Clay Holding Company                        President and Chief
                           Three Chimneys Farm                         Executive Officer
                           P.O. Box 114
                           Midway, KY 40347

George A. Davidson, Jr.    Dominion Resources, Inc.                    Retired Chairman
                           Dominion Tower, 21st Floor
                           625 Liberty Avenue
                           Pittsburgh, PA 15222-3199

Walter E. Gregg, Jr.       The PNC Financial Services Group, Inc.      Vice Chairman
                           One PNC Plaza, 30th Floor
                           249 Fifth Avenue
                           Pittsburgh, PA 15222-2707

William R. Johnson         H. J. Heinz Company                         Chairman, President
                           World Headquarters                          and Chief Executive
                           P.O. Box 57                                 Officer
                           Pittsburgh, PA 15230-0057

Bruce C. Lindsay           Brind-Lindsay & Co., Inc.                   Chairman and
                           1926 Arch Street                            Managing Director
                           Philadelphia, PA 19103-1444

----------------
(3) The directors of PNC Bancorp, Inc. are Robert L. Haunschild, Calvert A. Morgan, Jr. and Maria C. Schaffer. Mr. Haunschild is an executive officer of The PNC Financial Services Group, Inc. and the required information with respect to him is provided elsewhere in this Item 2. The business address of each of Mr. Morgan and Ms. Schaffer is PNC Bank, Delaware, 222 Delaware Avenue, Wilmington, DE 19899. The principal occupation of Mr. Morgan is Chairman and Chief Executive Officer of PNC Bank, Delaware, and the principal occupation of Ms. Schaffer is Vice President, Controller, Treasurer and Assistant Secretary of PNC Bank, Delaware. Each of Mr. Morgan and Ms. Schaffer is a United States citizen.

Names                      Business Addresses                          Principal Occupations
-----                      ------------------                          ---------------------
Thomas H. O'Brien          The PNC Financial Services Group, Inc.      Retired Chairman
                           One PNC Plaza
                           249 Fifth Avenue
                           Pittsburgh, PA 15222-2707

Jane G. Pepper             Pennsylvania Horticultural Society          President
                           100 N. 20th Street - 5th Floor
                           Philadelphia, PA 19103-1495

James E. Rohr              The PNC Financial Services Group, Inc.      Chairman and
                           One PNC Plaza                               Chief Executive Officer
                           249 Fifth Avenue
                           Pittsburgh, PA 15222-2707

Lorene K. Steffes          International Business Machines Corp.       General Manager,
                           Office 1S-501                               Global Electronics
                           1133 Westchester Avenue                     Industry-International
                           White Plains, NY 10604                      Business Machines Corporation

Dennis F. Strigl           Verizon Wireless, Inc.                      President and Chief
                           180 Washington Valley Road                  Executive Officer
                           Bedminster, NJ 07921

Thomas J. Usher            United States Steel Corporation             Chairman, Chief
                           61st Floor                                  Executive Officer
                           600 Grant Street                            and President
                           Pittsburgh, PA 15219-2800

Milton A. Washington       AHRCO                                       President and Chief
                           5604 Baum Boulevard                         Executive Officer
                           Pittsburgh, PA 15206

Helge H. Wehmeier          Bayer Corporation                           Vice Chairman
                           100 Bayer Road, Building 4
                           Pittsburgh, PA 15205-9741


         Each of the foregoing directors except Mr. Wehmeier is a United States citizen. Mr. Wehmeier is a citizen of Germany.

         ITEM 2 (d) During the last five years, none of the persons named in Items 2 (a) - (c) and (f) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         ITEM 2 (e) On July 18, 2002, The PNC Financial Services Group, Inc. ("PNC"), the ultimate parent of the Bank Constituent, agreed to the entry by the Securities and Exchange Commission (the "SEC") of an administrative order in connection with three 2001 transactions transferring certain PNC assets to companies formed with a third-party financial institution. The specific transactions gave rise to a restatement of PNC's financial statements, which PNC announced on January 29, 2002. The SEC found that PNC violated certain provisions of the federal securities laws, including Section 17(a)(2) and (3) of the Securities Act of 1933, as amended, Sections 10(b), 13(a) and 13(b)(2)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Exchange Act Rules 10b-5, 12b-20, 13a-1 and 13a-13. PNC settled the matter without admitting or denying any of the SEC's findings and consented to the issuance of a cease-and-desist order (the "SEC Order"). PNC has also entered into a related agreement with the Federal Reserve Bank of Cleveland ("Federal Reserve"), and PNC's principal subsidiary, the Bank Constituent, has entered into a related agreement with the Office of the Comptroller of the Currency (the "Regulatory Agreements"). The Regulatory Agreements, which address issues including risk, management and financial controls, follow the conclusion of scheduled regulatory examinations.

         The SEC Order, the Regulatory Agreements and PNC's press release relating to the execution of the Regulatory Agreements and the entry of the SEC Order were filed as exhibits to PNC's Current Report on Form 8-K dated July 18, 2002 (the "8-K"). The 8-K is incorporated herein by reference. The foregoing information is qualified in its entirety by reference to the text of the 8-K and the exhibits thereto. The 8-K (including the exhibits thereto) is accessible on the SEC's website at http:www.sec.gov.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Trust Shares were deposited in the Voting Trust under the terms and conditions set forth in the Trust Agreement, and no consideration was paid therefor.

         An aggregate of 701,950 Trust Shares has been pledged to PNC Bank, National Association by three revocable Fiduciary Trusts as collateral for loans to the settlors of such Fiduciary Trusts in the aggregate principal amount of $3,690,399.85 as of July 18, 2002. Pursuant to the Trust Agreement, PNC Bank, National Association will retain a security interest in the interests of such Fiduciary Trusts in the Voting Trust. (See Item 6 below and Sections 3 and 13 of Trust Agreement.)

         ITEM 4. PURPOSE OF TRANSACTION

         PNC Bank, National Association has longstanding relationships with the Company, the Family Members and the Fiduciary Trusts, through one or more of its roles as a lender, financial advisor, trustee, executor, agent and custodian. PNC Bank, National Association determined to effect and administer the Voting Trust in an effort to promote the education of the Family Members regarding the Company's business, especially among the younger generations of Family Members. PNC Bank, National Association believes that the Voting Trust will provide Company management with a means of communicating, through the Constituents, with a wide range of Family Members, which should encourage Company management to pursue the Company's long-term strategic plans that are supported by the Voting Trust, for the benefit of all shareholders of the Company.

         The Fiduciary Trusts were selected by PNC Bank, National Association as the participants in the Voting Trust because the Family Members who are the settlors, co-trustees and beneficiaries of the Fiduciary Trusts have generally had an interest in and involvement with the Company and PNC Bank, National Association over many years. The Trust Agreement permits certain other shareholders of the Company to become participants in the Voting Trust, subject to the approval of the Voting Trustee. (See Section 9 of Trust Agreement.) Generally, the shareholders eligible to participate in the Voting Trust would be any Family Members or fiduciary trusts, in addition to the Fiduciary Trusts, that have been, or may be, established for the benefit of any Family Members (the "Other Family Trusts"). PNC Bank, National Association is the sole trustee of nine Other Family Trusts. While PNC Bank, National Association has no present plans to effect the participation of any Other Family Trusts in the Voting Trust, PNC Bank, National Association may in the future do so.

         None of the persons named in Item 2 above has any present plans which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except in amounts which are not material; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(8)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in (i).

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The Voting Trustee has sole voting power as to the 12,504,403 Trust Shares, which represent approximately 28.9% of the outstanding shares of Common Stock. The Voting Trustee does not have any dispositive power as to the Trust Shares.(4)

         The Trust Shares may be voted only by the Voting Trustee in accordance with the affirmative vote of a majority of the votes cast by the Constituents pursuant to a weighted formula in which (i) each Group Constituent is entitled to cast such number of votes as is equal to the number of Trust Shares in which any Family Member of his or her Group has an interest as a settlor of a revocable Fiduciary Trust, or as a current income beneficiary (or, if there is none, as a current distribution beneficiary) of an irrevocable Fiduciary Trust and (ii) the Bank Constituent is entitled to cast such number of votes as is equal to the number of Trust Shares in which any irrevocable Fiduciary Trust has an interest. (See Sections 5 and 11(f) of Trust Agreement.)

         None of the Constituents, as such, has any dispositive power as to the Trust Shares. Except as otherwise provided in this paragraph, none of the Constituents, as such, has any voting power as to the Trust Shares. PNC Bank, National Association has certain powers that may be construed as shared voting power as to the Trust Shares. As a result of its status as the Bank Constituent, PNC Bank, National Association has the power to cast a considerable number of votes in any determination by the Voting Trustee. (See Sections 5 and 11(f) of Trust Agreement.) While its votes as Bank Constituent alone may not be determinative of Voting Trustee action, PNC Bank, National Association, as the initial Trust Agent of the Voting Trust (the "Trust Agent"), may for a time also occupy the position of any Group Constituent, should a vacancy occur in that position, until a successor Group Constituent is appointed for the respective Group. (See Section 7 of Trust Agreement.) In such event, PNC Bank, National Association, as the Trust Agent, would cast the votes of that Group Constituent, as well as its own votes as the Bank Constituent, in determining Voting Trustee action, and might well then be in a position to determine such action for a time. PNC Bank, National Association and The PNC Financial Services Group, Inc. would report such shared voting power over the Trust Shares on a separate Form 13D filed with the Securities and Exchange Commission.

         The Trust Agent also has broad administrative powers. (See Sections 5 and 8-14 of Trust Agreement.) In addition, the Trust Agent has discretionary authority over the timing of certain withdrawals of Trust Shares. (See Section 8(a) of Trust Agreement and Item 6 of the Initial Schedule 13D.)

         Other than as disclosed in this statement, no person named in Item 2 above has any beneficial ownership over shares of the Common Stock. In accordance with Rule 13d-3, shares of the Common Stock may be beneficially owned by more than one person. This is true also of the Trust Shares. Pursuant to the Trust Agreement, the Fiduciary Trusts may withdraw the Trust Shares they deposited in the Voting Trust at any time if certain conditions are met. (See
Section 8 of Trust Agreement and Item 6 of the Initial Schedule 13D.) Thus, each Fiduciary Trust, and its trustee or co-trustees, may be deemed to retain voting and dispositive power over the Trust Shares deposited by it. In addition, certain Trust Shares are subject to various rights to acquire as set forth in various

---------
(4) The percentage of outstanding shares of Common Stock is based on the shares held by the Voting Trustee on July 18, 2002 and the total number of outstanding shares on April 30, 2002 as reported in the P.H. Glatfelter Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

Fiduciary Trust documents and other documents ancillary thereto. Thus, the persons who possess such rights may also be deemed to have voting and dispositive power over the Trust Shares subject to such rights. Notwithstanding the beneficial ownership of the Trust Shares by several persons, the total number of Trust Shares is 12,504,403.

         Katherine G. Costello has beneficial ownership of 801,460 Trust Shares held by one Fiduciary Trust (the "Costello Fiduciary Trust"). She has the right to revoke the Costello Fiduciary Trust and to withdraw such Trust Shares, at which point she would have sole voting and dispositive power as to such Trust Shares. PNC Bank, National Association, as sole trustee of the Costello Fiduciary Trust, currently has sole voting and dispositive power as to such Trust Shares. Ms. Costello may be deemed to have shared voting and dispositive power, as co-trustee with PNC Bank, National Association, as to 16,500 Trust Shares held by four Fiduciary Trusts.

         William M. Eyster, II has beneficial ownership of 16,933 Trust Shares held by one Fiduciary Trust. He has the right to revoke such Fiduciary Trust and to withdraw such Trust Shares, at which point he would have sole voting and dispositive power as to such Trust Shares. PNC Bank, National Association, as sole trustee of such Fiduciary Trust, currently has sole voting and dispositive power as to such Trust Shares. Mr. Eyster may be deemed to have shared voting and dispositive power, as co-trustee with PNC Bank, National Association, as to 28,000 Trust Shares held by one Fiduciary Trust. In addition to such Trust Shares, Mr. Eyster has sole voting and dispositive power as to 5,000 other shares of Common Stock.

         Elizabeth Glatfelter has beneficial ownership of 896,980 Trust Shares held by one Fiduciary Trust (the "Glatfelter Fiduciary Trust"). She has the right to revoke the Glatfelter Fiduciary Trust and to withdraw such Trust Shares, at which point she would have sole voting and dispositive power as to such Trust Shares. PNC Bank, National Association, as sole trustee of the Glatfelter Fiduciary Trust, currently has sole voting and dispositive power as to such Trust Shares. Ms. Glatfelter may be deemed to have shared voting and dispositive power, as co-trustee with PNC Bank, National Association, as to 45,000 Trust Shares held by two Fiduciary Trusts.

         Susan M. G. Wilson has beneficial ownership of 216 Trust Shares held by one Fiduciary Trust. She has the right to revoke such Fiduciary Trust and to withdraw such Trust Shares, at which point she would have sole voting and dispositive power as to such Trust Shares. PNC Bank, National Association, as co-trustee of such Fiduciary Trust, may be deemed to have shared voting and dispositive power as to such Trust Shares. Ms. Wilson may be deemed to have shared voting and dispositive power, as co-trustee with PNC Bank, National Association, as to 11,360 Trust Shares held by two other Fiduciary Trusts.

         Irene G. Fegley has beneficial ownership of 364,408 shares held by one Fiduciary Trust. She has the right to revoke such Fiduciary Trust and to withdraw such Trust Shares, at which point she would have sole voting and dispositive power as to such Trust Shares. PNC Bank, National Association, as co-trustee of such Fiduciary Trust, may be deemed to have shared voting and dispositive power as to such Trust Shares.

         PNC Bank, National Association, as sole trustee of 51 Fiduciary Trusts, has sole voting and dispositive power as to 10,121,778 Trust Shares, and as co-trustee of 37 Fiduciary Trusts may be deemed to have shared voting power as to 2,382,625 Trust Shares and shared dispositive power as to 2,922,913 Trust Shares. The PNC Financial Services Group, Inc., as the parent of PNC Bank, National Association, may be deemed to have the same beneficial ownership as to the Trust Shares as PNC Bank, National Association.(5) Certain Trust Shares as to which PNC Bank, National Association has beneficial ownership may also be beneficially owned by the persons serving as the Group Constituents as set forth in this Item 5. In addition, the Trust Shares may also be beneficially owned by certain Family Members who are not Group Constituents; 15 such Family Members are co-trustees, along with PNC Bank, National Association, of one or more of the Fiduciary Trusts and may be deemed to have beneficial ownership as to the Trust Shares held by such Fiduciary Trusts; 16 such Family Members have a right to withdraw an aggregate of 2,880,226 Trust Shares held in 18 Fiduciary Trusts;
(6) one such Family Member has a right to purchase 487,632 Trust Shares held in two Fiduciary Trusts of which PNC Bank, National Association is sole trustee, and an annual, non-cumulative right of withdrawal equal to the greater of 5% or $5,000, which relates to 88,316 Trust Shares held by four Fiduciary Trusts;(7) One such Family Member has an annual, non-cumulative right of withdrawal equal to the greater of 5% or $5,000, which relates to 88,312 Trust Shares held by two Fiduciary Trusts; and ten such Family Members, each a beneficiary of a separate Fiduciary Trust, have a 60-day non-cumulative right of withdrawal after a gift has been made to the respective Fiduciary Trust in respect to an amount equal to the annual gift tax exclusion, which rights, collectively, relate to 82,872 Trust Shares.

         PNC Bank, National Association has sole voting and dispositive power as to an aggregate of 2,306,178 shares of Common Stock which are held of record by the Other Family Trusts.

         In addition to the beneficial ownership of the Trust Shares and the Common Stock held of record by the Other Family Trusts, as described above, The PNC Financial Services Group, Inc. has sole voting and dispositive power as to 145,979 shares of Common Stock, sole voting and no dispositive power as to 312,863 shares of Common Stock and may be deemed to have shared voting and dispositive power as to 13,218 shares of Common Stock (collectively, the "Non-Family Shares"). All of the Non-Family Shares are held of record by PNC Bank, National Association in the ordinary course of business, as sole trustee, co-trustee or executor of fiduciary accounts other than the Fiduciary Trusts and the Other Family Trusts, as sole trustee or co-trustee of charitable trusts, or as custodian or agent. The PNC Financial Services Group, Inc. and PNC Bank, National Association, as trustee, executor, custodian and agent, report their respective beneficial ownership of the Trust Shares, the shares of Common Stock held of record by the Other Family Trusts, and the Non-Family Shares on a
Schedule 13G filed with the Securities and Exchange Commission.(8)

---------
(5) The same is true of PNC Bancorp, Inc. See notes 1, 2, 3 above.

(6) Each of two Family Members has a right to withdraw 8,872 Trust Shares from a Fiduciary Trust upon 90 days notice. In respect of all other Trust Shares, the withdrawal right may be exercised at any time.

(7) This Family Member has also has a right to purchase 2,306,178 shares of Common Stock that are held of record by nine Other Family Trusts.

(8) PNC Bank, National Association, as trustee or co-trustee of the Fiduciary Trusts, and the PNC Financial Services Group, Inc. include their beneficial ownership as to the Trust Shares on their Schedule 13G because the Trust Shares may be withdrawn from the Voting Trust by the Fiduciary Trusts, generally within 60 days. (See Item 6 of the Initial Schedule 13D.) Such right of withdrawal may be deemed to continue the beneficial ownership of the Trust Shares by PNC Bank, National Association, as trustee or co-trustee of the Fiduciary Trusts, that existed prior to the establishment of the Voting Trust.

         Each of the Fiduciary Trusts has the right to receive cash dividends and distributions of property except voting securities in respect of the Trust Shares formerly held of record by it, and the Voting Trustee will instruct the Company to pay such dividends and distributions directly to the respective Fiduciary Trusts. (See Sections 2 and 10 of Trust Agreement.)

         Except as set forth in this Item 5, none of the persons named in Item 2 has had any transactions in shares of the Common Stock in the last 60 days.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In addition to the matters described in Item 5, the following additional information is provided regarding contracts, arrangements, understandings and relationships with respect to shares of Common Stock. Under the Trust Agreement, the Trust Shares will be voted by the Voting Trustee in accordance with the Trust Agreement. (See Items 2 and 5 above and Sections 5 and 11 of Trust Agreement.) The Voting Trust will continue until it is terminated by action of the Voting Trustee or the withdrawal of all the Trust Shares in accordance with the Trust Agreement. (See Section 4 of Trust Agreement.)

         A Fiduciary Trust generally may withdraw the Trust Shares deposited by it, and may deposit additional shares of Common Stock into the Voting Trust. (See Sections 8 and 9 of Trust Agreement). Prior to the withdrawal of any Trust Shares for sale, such Trust Shares must first be offered to the Company pursuant to any stock repurchase plan of the Company then in effect. (See Section 8(a)(i) of Trust Agreement.) No Trust Shares may be withdrawn from the Voting Trust, and no shares of Common Stock may be added to the Voting Trust, if such withdrawal or addition would trigger any rights under provisions then applicable to the Company of 15 Pa.C.S. Subch. 25E-J or any successor or similar provisions of the Pennsylvania Business Corporation Law (the "BCL"). (See Sections 8(d), 9(d) and 10(g) of Trust Agreement.) Subject to the foregoing right of first refusal in favor of any Company stock repurchase plan and the limitations on withdrawals that may result if rights would be triggered under Subch. 25E-J of the BCL, the Trust Shares may be withdrawn for sale or other transfer subject to certain notice requirements, and may be withdrawn without delay at any time subject to the approval of the Trust Agent. (See Item 5 above and Section 8(a) of Trust Agreement.)

         The Group Constituents serve staggered three-year terms. (See Section 6 of Trust Agreement.) A Group Constituent may resign at any time, and any vacancy created by such resignation or the death or disability of a Group Constituent will be filled by vote of certain Family Members of that Group. (See Sections 6 and 7 of Trust Agreement.) As discussed in Item 5 above, the Trust Agent may for a time occupy such a vacancy. (See Section 7 of Trust Agreement.)

         None of the Constituents or the Trust Agent will receive any compensation or commissions for acting as such but will be reimbursed for any reasonable out-of-pocket expenses that may be incurred in such capacities, and will be indemnified against any liabilities that may be incurred as a result of carrying on the business of the Voting Trust except where the conduct of the Constituent or Trust Agent constitutes self-dealing, willful misconduct, gross recklessness or bad faith. (See Sections 15 and 16 of Trust Agreement.)

         An aggregate of 701,950 Trust Shares has been pledged to PNC Bank, National Association as collateral for loans made to the settlors of three revocable Fiduciary Trusts. (See Item 3 above.) If such loans were in default and PNC Bank, National Association, as lender, exercised its rights under the respective standard default provisions of the loan documents, PNC Bank, National Association could cause such Trust Shares to be withdrawn from the Voting Trust and obtain sole voting and dispositive power as to such Trust Shares. (See Sections 3 and 13 of Trust Agreement.)

         Except as disclosed in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


         P. H. Glatfelter Family Shareholders Voting Trust Agreement, dated as of July 1, 1993, was filed as an exhibit to the Initial Schedule 13D (File No. 5-12158) and is hereby incorporated by reference.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    P.H. Glatfelter Family Shareholders' Voting
                                    Trust established pursuant to agreement
                                    dated as of July 1, 1993.

                                    PNC Bank, National Association, as Trust
                                    Agent



August 13, 2002                     By: /s/ LINDA R. MANFREDONIA
                                        ---------------------------------------
                                        Linda R. Manfredonia
                                        Senior Vice President

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Voting Trustee of P.H. Glatfelter Family
                                    Shareholders' Voting Trust established
                                    pursuant to agreement dated as of July 1, 1993.

                                    PNC Bank, National Association, as Trust
                                    Agent



August 13, 2002                     By: /s/ LINDA R. MANFREDONIA
                                        ------------------------
                                        Linda R. Manfredonia
                                        Senior Vice President